[Ion Laser Technology, Inc. Letterhead]






                                    [Date]


[Name]
[Address]
[Address]

          RE:  Consulting Services to ILT

Dear [Name]:

     This letter confirms your authorization to act as a consultant to Ion Laser Technology, Inc. ("ILT") concerning [area of consulting expertise]. You have previously consulted with ILT regarding [area of consulting expertise]. It is anticipated that you will continue to do so in the future.

     For the various professional consulting services described above rendered to ILT by you, the Board of Directors of ILT has authorized the issuance of ___________ warrants valued at $_______ per warrant.
Warrant rights are valid until ____________, 19__ and allow the holder thereof to acquire one share of common stock of ILT at $_______ per share for each warrant issued. Proper documentation will follow, reflecting the authorized issuance of these warrants.

     You agree that exercise of the Warrants is subject to the opinion of ILT"s securities counsel that delivery of the Warrants and exercise thereof would not constitute a violation of any applicable law or regulation nor would it in any way jeopardize the availability of an exemption from registration requirement of the Securities Act of 1933, as amended, or any state securities regulation.

     We appreciate you interest and continued support of ILT.

     Sincerely,

     ____________________________________________
     Lynn B. Barney


Agreed to: ________________________________________
                  [Name]